Hydromer, Inc.

35 Industrial Parkway · Branchburg, NJ  08876 · U.S.A.

Tel: (908) 722-5000 · Fax (908) 526-3633 · http://www.hydromer.com

In the U.S. Toll Free: 1-877-HYDROMER

Video Conferencing IP Address: 66.237.185.38

March 18, 2009

U.S. Securities and Exchange Commission

Washington, D.C.  20549

Mail Stop 4561

Re: File No. 001-31238

To whom it may concern,

With regards to your March 4, 2009 correspondence, we will be submitting our response to your via EDGAR next week.

Regards,

/s/ Robert Y. Lee
Robert Y. Lee, CPA, MBA
Chief Financial Officer